

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2019

Saqib Islam, J.D.
Chief Executive Officer
SpringWorks Therapeutics, Inc.
100 Washington Blvd
Stamford, CT 06902

      **Re:**    **SpringWorks Therapeutics, Inc.**
               **Form S-1**
               **Exhibit Nos. 10.8, 10.9, 10.10 and 10.11**
               **Filed August 16, 2019**
               **File No. 333-233351**

Dear Mr. Islam:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                             Sincerely,

                             Division of Corporation Finance

cc: Michael Rosenberg, Esq.